Exhibit (a)(1)(viii)

Announcement

FOR IMMEDIATE RELEASE

Contact: Mackenzie Partners, Inc.

Information Agent

(800) 322-2885 or (212) 929-5500

LOUIS DREYFUS COMMODITIES LLC ANNOUNCES THE COMMENCEMENT OF TENDER OFFER FOR ALL OUTSTANDING SHARES OF IMPERIAL SUGAR COMPANY

SUGAR LAND, Texas and WILTON, Connecticut (May 11, 2012)–Imperial Sugar Company (NASDAQ: IPSU) (“Imperial Sugar”) and Louis Dreyfus Commodities LLC today announced that Louis Dreyfus Commodities LLC’s subsidiary Louis Dreyfus Commodities Subsidiary Inc. has commenced the previously announced tender offer for all of the outstanding shares of common stock of Imperial Sugar at a price of $6.35 per share, net to the seller in cash without interest and less any required withholding taxes.

On May 1, 2012, Imperial Sugar and Louis Dreyfus Commodities LLC announced the definitive merger agreement pursuant to which the tender offer would be made. The offer represents a 57% premium to Imperial Sugar’s closing stock price on April 30, 2012, the last trading day prior to the announcement of the merger, and a 50% premium to Imperial Sugar’s trailing 30-day volume weighted average stock price as of the same date.

As previously disclosed, the board of directors of Imperial Sugar unanimously recommends that shareholders of Imperial Sugar tender their shares into the tender offer.

Louis Dreyfus Commodities LLC’s subsidiary is filing with the Securities and Exchange Commission (the “SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, Imperial Sugar is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Imperial Sugar’s board of directors that Imperial Sugar’s shareholders tender their shares into the tender offer.

The completion of the tender offer is subject to certain conditions, including the satisfaction of a minimum tender condition of at least 66 2/3% of Imperial Sugar’s total shares outstanding on a fully diluted basis and the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as described in the offer to purchase.

The tender offer and withdrawal rights are scheduled to expire at 9:00 a.m., New York City time, on Monday, June 11, 2012, unless extended or earlier terminated in accordance with the terms of the merger agreement.

The Depositary for the tender offer is Computershare. The Information Agent for the tender offer is Mackenzie Partners, Inc. The tender offer materials are available on the SEC website at http://www.sec.gov or may be obtained from MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885 (toll-free).

About Imperial Sugar

Imperial Sugar is one of the largest processors and marketers of refined sugar in the United States to food manufacturers, retail grocers and foodservice distributors. The Company markets products nationally under the Imperial®, Dixie Crystals®, and Holly® brands. For more information about Imperial Sugar, visit www.imperialsugar.com.

About Louis Dreyfus Commodities LLC

Louis Dreyfus Commodities LLC and its subsidiaries have a highly diversified agricultural business in North America and operate in the cotton, grains, oilseeds, sugar, rice, freight, coffee, and juice markets. With approximately 1,650 employees, Louis Dreyfus Commodities LLC’s operations include 6 agricultural processing plants and over 30 logistics assets including 5 grains/oilseeds export elevators, 10 interior grains/oilseeds elevators and 20 cotton warehouses.

Louis Dreyfus Commodities LLC is a member of the Louis Dreyfus Commodities Group of companies. The Group’s portfolio includes oilseeds, grains, rice, freight, finance, juice, cotton, coffee, sugar, metals, dairy, fertilizers and ethanol businesses. With 160 years in the commodities business, the Louis Dreyfus Commodities Group maintains a dynamic culture with 35,000 employees at peak season, and offices in more than 55 countries. For more information, visit www.ldcommodities.com.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements herein regarding the proposed transaction among Louis Dreyfus Commodities LLC, its subsidiaries and Imperial Sugar Company, future financial and operating results and any other statements about future expectations constitute “forward looking statements.” These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in Imperial Sugar’s filings with the Securities and Exchange Commission, including Imperial Sugar’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.

NOTICE TO INVESTORS

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Imperial Sugar. Louis Dreyfus Commodities Subsidiary Inc. is filing today a tender offer statement on Schedule TO with the SEC, and Imperial Sugar is filing today a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Imperial Sugar’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Imperial Sugar’s shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement, as they contain important information, including the various terms of, and conditions to, the tender offer. Investors and Imperial Sugar’s shareholders can obtain such materials, at no expense, by directing a request at the Investor Relations page of the Imperial Sugar corporate website at http://www.imperialsugarcompany.com/investor-relations.html. In addition, investors and Imperial Sugar’s shareholders can obtain these documents and other documents filed with the SEC for free from the SEC’s website at www.sec.gov.

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